FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                 10 August 2004


                                    mmO2 plc


                                Wellington Street
                       Slough, Berkshire SL1 1YP, England

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F..X... Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding 'Board Changes' sent to the London Stock Exchange on 10 August 2004





 press release     PR0428

                       mmO2 ANNOUNCES BOARD CHANGES


Released: 10 August 2004


mmO2 plc today announced the appointment of Patrick Lupo to the Board of the Company as a non-executive director. Patrick Lupo, who joins the Board with immediate effect, was previously chief executive and then executive chairman of DHL Worldwide Express. He is currently a non-executive director of Hilton Group plc and was also, until March 2004, a non-executive director of WH Smith plc.

Aged 53 and a US citizen, Patrick Lupo held a number of senior positions at DHL Airways Inc and DHL Worldwide Express between 1984 and 2001, where he was instrumental in establishing it as the global market leader in international express and logistics.

The Company also confirmed today that existing non-executive directors Paul Myners and Neelie Kroes will step down from the Board of mmO2. Paul Myners will leave with immediate effect following his decision to remain as Chairman of Marks & Spencer and Neelie Kroes, who was recently nominated by the Dutch Government as its next EU Commissioner, will depart ahead of taking up her new position on 1 November 2004.

David Arculus, chairman of mmO2, said: "I am delighted to welcome Patrick to the
Board.   He brings with him a wealth of experience in international sales, service and distribution gained in a number of countries from a variety of entrepreneurial and non-executive roles. He will make a major contribution to our strategy of focussing on customer segmentation and organic growth as we continue to drive the Company forward.

"Also, I would like to thank both Paul Myners and Neelie Kroes, who, as founding directors, have contributed to the successful establishment of mmO2 as a FTSE 30 company with a strong balance sheet and a powerful O2 brand. I wish them every success in their future challenging roles."

Following these changes, the Board of mmO2 will consist of four executive directors, five non-executive directors and an independent chairman.

                                     -ends-


mmO2


mmO2 has 100% ownership of mobile network operators in three countries - the UK, Germany and Ireland - as well as a leading mobile Internet portal business. All of these businesses are branded as O2. Additionally, the company has operations on the Isle of Man (Manx Telecom) and owns O2 Airwave - an advanced, digital emergency communications service.

mmO2 was the first company in the world to launch and rollout a commercial GPRS (or 2.5G) network and has secured third generation mobile telephony ("3G") licences in the UK, Ireland and Germany.

mmO2 has more than 21 million customers and some 13,000 employees. It reported revenues for the year ended 31 March 2004 of GBP5.646 billion. Data represented more than 21% of total service revenues in the quarter ending 30 June 2004.

mmO2 Contacts:

David Nicholas                             Simon Gordon
Director of Communications                 Press Relations Manager
mmO2 plc                                   mmO2 plc
david.nicholas@o2.com                      simon.gordon@o2.com
t: +44 (0)771 575 9176                     t: +44 (0)771 007 0698

  All mmO2 Group news releases can be accessed at our web site: www.mmo2.com


                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 mmO2 plc


Date: 10 August 2004                       By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary